Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

The Beachbody Company Names Kathy Vrabeck Chief Strategy Officer

Santa Monica, Calif. (May 12, 2021) – The Beachbody Company, LLC (Beachbody), a leader in subscription health and wellness that offers comprehensive digital streaming fitness and nutrition solutions, today announced the appointment of Kathy Vrabeck to the newly created role of chief strategy officer, reporting to Beachbody co-founder, Chairman and Chief Executive Officer, Carl Daikeler. With extensive experience in leading boards and CEOs to set strategy and drive growth, Vrabeck will be responsible for prioritizing and driving strategic growth initiatives, with particular focus on enhancing department interaction, human capital allocation, M&A, and integration following the close of the previously announced MYX Fitness transaction.

“Kathy’s expertise in developing and driving corporate strategy, and in leading growth across the technology and consumer sectors will be instrumental to the implementation and execution of Beachbody’s strategy,” Carl Daikeler, co-founder, Chairman and Chief Executive Officer of The Beachbody Company. “With significant experience developing successful digital and entertainment franchises, she will play a critical role in supporting Beachbody as we continue to evolve our integrated fitness and nutrition offering. Kathy will be a great addition to our leadership team, and I am excited to work with her as we enter Beachbody’s next phase of growth.”

Vrabeck brings more than two decades of leadership experience in technology, digital entertainment and consumer packaged goods, as well as a decade of talent acquisition and advisory expertise. Most recently, she served as a senior client partner at Korn Ferry, where she led the firm’s consumer digital recruiting and advisory efforts. Prior to that, she was a partner at Heidrick & Struggles, where she served as the global sector leader for its media, entertainment and digital practice and was partner-in-charge for the Los Angeles office. She has also served as the president of casual entertainment at Electronic Arts, as well as executive vice president at Activision and president of Activision Publishing, where she led the development of hit video game franchises.

“I am thrilled to join Beachbody’s seasoned team of professionals during an exciting time for the Company,” said Vrabeck. “Beachbody is a recognized industry leader with an extensive library of best-in-class content, whose mission is to help people live healthier lives. I look forward to working closely with the rest of the management team to identify and create strategic opportunities that will best-position Beachbody for continued success.”

Vrabeck received her M.B.A. in Marketing and Finance from Indiana University and her B.A. in French and Economics from DePauw University, with Phi Beta Kappa honors. She currently serves as chair of the DePauw University Board of Trustees, chair of the MediaAlpha and GameStop Boards of Directors, and a member of the Stone Brewing Company board.

About The Beachbody Company

Headquartered in Santa Monica, The Beachbody Company is a leader in subscription health and fitness, with a 22-year track record of creating innovative content and powerful brands. With 2.6 million paid digital fitness subscribers across two platforms, a nationwide peer-support system of over 400,000 influencers and coaches, and a premium portfolio of branded nutrition products, Beachbody is a leading holistic health and wellness company with over $1 billion in revenue projected in 2021. The Beachbody Company, the parent company to the Beachbody On Demand platform and the fast-growing DTC platform Openfit, recently entered into a pending three-way merger agreement with Forest Road Acquisition Corp., a publicly traded special purpose acquisition company, and MYX Fitness Holdings LLC, an at-home connected fitness platform, that will make it a public company. For more information, please visit TheBeachbodyCompany.com.

Contact:

ICR

BODYPR@icrinc.com

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.